Exhibit (a)(5)



                      LEHIGH TAX CREDIT PARTNERS III L.L.C.
                               625 Madison Avenue
                            New York, New York 10022


                                                                November 9, 1998


             OFFER TO PURCHASE EXTENDED TO MONDAY, DECEMBER 7, 1998
                                       AT
                                  $750 PER BAC


To BACs holders in Independence Tax Credit Plus L.P. III:

         Lehigh Tax Credit Partners III L.L.C., a Delaware limited liability company (the "Purchaser"), has extended its offer to purchase up to 10,860 of the outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests of Independence Tax Credit Plus L.P. III (the "Partnership") for a cash purchase price of $750 per BAC, net to the seller in cash, upon the terms and subject to the conditions in the Offer to Purchase, dated October 9, 1998, and the related Letter of Transmittal (which together constitute the "Offer"). UNLESS EXTENDED BY THE PURCHASER, THE OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 7, 1998. Except as described herein, all other terms and conditions of the Offer remain unchanged.

         If you have already tendered your BACs pursuant to the Offer, we appreciate your participation and no further action is required.

         If you have not already tendered and wish to do so now, please complete the enclosed Letter of Transmittal and forward it to the Purchaser in the business reply envelope provided.

         This letter shall be deemed to amend the Offer to Purchase. Should you have any questions, please contact Denise Bernstein at 1-800-600-6422 (ext.
2030).


                                           LEHIGH TAX CREDIT PARTNERS III L.L.C.